Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

November 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Ron Alper

Re:	Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed November 17, 2020

File No. 024-11313

Dear Mr. Alper:

We filed the above-referenced Offering Statement on Form 1-A on November 17, 2020. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on November 27, 2020 at 10:00 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.